SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  January, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  8 3/8% Preference Dividend Declaration

AVIVA plc

Title of Security	8 3/8% Cumulative Irredeemable Preference shares of £1
Half year period to	31 March 2010
Rate per cent actual/ Amount payable in cash per share	4.1875% per share NET
Rate of tax deduction/ credited	1/9th
Date and time by which Transfer must be lodged with the Company for transferees to receive this dividend	5 February 2010
Date of dividend payment	31 March 2010

Date: 27 January 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 27 January 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary